UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U/A
(Amendment No. 1)

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 18, 2024

RETICULATE MICRO, INC.
(Exact name of issuer as specified in its charter)

Nevada	88-2349540
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

34220 Duncan Ave., Ste 201 St. Louis, MO 63110
(Full mailing address of principal executive offices)

888-528-2677
(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Units, each consisting of one share of Class A Common Stock and one warrant to purchase one share of Class A Common Stock

EXPLANATORY NOTE

This Amendment No. 1 to Current Report on Form 1-U/A amends the Current Report on Form 1-U filed by Reticulate Micro, Inc., a Nevada corporation (the “Company”), on December 2, 2024, to attach a copy of the separation agreement and release of claims, dated as of December 9, 2024, between the Company and Joshua Cryer (the “Separation Agreement”) as Exhibit 6.2.

Exhibit No.	Description
6.2	Separation Agreement between Reticulate Micro, Inc. and Joshua Cryer, dated December 9, 2024

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2025	RETICULATE MICRO, INC.

/s/ Andrew Sheppard
	Name:	Andrew Sheppard
	Title:	Chief Executive Officer

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